Brad Gibson
[redacted]

Work Experience

March 2023 – Current
Principal / Owner – Infinium Healthcare, Inc.

Company work includes

- Financial Services for Skilled Nursing Facilities, Assisted Living, Home Health, Hospice, CCRC's – 25 Facilities
- Accounts Receivable Recovery – 17 Skilled Nursing Facilities
- Fractional A/R Director – 23 Skilled Nursing Facilities
- Fractional CFO Work – Small 4 facility Company
- Close-up of prior employer's Business
- Project Work – Preparation for Medicaid / Medicare Cost Reports
- Project Work – HRSA Stimulus Reporting
- Project Work – Medi-Cal PHE Audits
- Project Work – Medi-Cal Cost Report Audits

July 2017 – March 2023
Chief Financial Officer – S&F Management Company, LLC

- Serve as the internal leader and be responsible for all day to day financial activities providing leadership and management consistent with the mission and core values of S&F. Provide leadership in the development of short and long term strategic financial decisions.
- Responsible for the measurement and effectiveness of all processes internal and external. Provides timely, accurate and complete reports on the financial condition of S&F. Implement corrective action and continuous improvement as appropriate. Stay up to date on effective practices, programming and accommodate growth and improvement.
- Collaborate with the management team(s) to develop and implement plans for operations infrastructure of systems, processes, and personnel designed to deliver excellence in programming and accommodate growth and improvement.
- Assess the benefits of all prospective contracts and advise the Executive Team on programmatic design and implementation matters.
- Ensure adequate controls are installed and that substantiating documentation is approved and available such that all purchases may pass independent and governmental audits.
- In coordination with the Chief Executive Officer, develop an operating budget.
- Oversee the management and coordination of all fiscal reporting activities for the organization including: organizational revenue/expense and balance sheet reports, reports to funding partners.

- Develop and maintain systems of internal controls to safeguard financial assets of the organization and oversee federal awards and programs. Oversee the coordination and activities of independent auditors, insuring audit issues are resolved, and the preparation of the annual financial statements is in accordance with U.S. GAAP and federal, state and other required supplementary schedules and information.
- Monitor banking activities of the organization and ensure adequate cash flow to meet the needs of the organization.
- Oversee the production of monthly reports including reconciliations with financial statements and cash flow projections for use by Executive management.
- Oversee Accounts Payable, Accounts Receivable, ,Reimbursement, Tax, and Information Technology Departments.
- Foster a success oriented and accountable environment throughout S&F based on the values of truth, trust and transformation.
- Provide leadership, management, and assistance as needed.
- Successful completion of 28 Single Audits related to the Provider Relief Funds
- Re-bid audit and tax services, resulting in an annual savings of nearly $700,000
- Renegotiated treasury management fees, resulting in an annual savings of nearly $160,000

May 2009 – June 2017
Chief Accounting Officer – Rockport Administrative Services

- Established all non-clinical systems (software, policies and procedures, reports, budgets, etc.) from ground up for three SNF's, beginning in December 2009, and grew to 80 SNF's upon departure
- Implemented and coordinate on-boarding process for 77 facilities over a 5 year period.
- Implemented and coordinate a standardized approach to financing, including a $214 Million Syndicated loan project, and 8 HUD projects.
- Participate in negotiations with lenders in respect to loan covenants, and developed systems to monitor compliance on a monthly basis.
- Direct oversight of multiple departments:
    - Finance
    - Accounts Payable
    - Information Technology
    - Business Intelligence / Reporting
    - Reimbursement
    - Denials / Appeals Management
    - Payroll / Benefits (now outsourced)
- Operational Oversight of 5 Skilled Nursing Facilities in Northern California, which includes a direct reporting relationship of a Vice President of Operations. Primary focus includes business development, community relations, cash management, financial reviews, etc.
- In coordination with the Chief Operating Officer, manage vendor relationship, contract pricing, DSSI compliance, GPO rebates, etc.
- Other assignments with affiliated / non-affiliated entities, as requested by Ownership.

2007 – May 2009
Senior Vice President, Operations Finance – Skilled Healthcare, LLC (Successor to Fountain View, Inc.)

- Company emerged from Bankruptcy, became publically traded and has grown from 50 facilities in two states to 97 affiliated facilities in 7 states and 4 facilities retained under consulting agreements.
- Assumed Responsibility for field support of all Business Office Functions, focusing on cash collections. Responsibility for and supervision of 28 staff members.
- Department assumed responsibility for all internal reporting functions. Design, Create, implement, and monitor over 50 financial and statistical reports on a monthly basis.
- Assumed responsibility for the Denials Management Department, managing Medicare Denials Process for the affiliated facilities, as well as approximately 180 external clients, composed of approximately 3,000 claims totaling 6.5 Million Dollars. Responsibility for and supervision of 12 Staff Members. In coordination with System Programmers, Design and implement web-based custom application to monitor claims.
- Direct Monthly Senior Reviews of the company's $90 Million Accounts Receivable.
- On a consultant basis, implement business office policies and participate in Senior Review of affiliated Hospice Company's $2.5 Million Accounts Receivable.
- Daily monitoring of company's cash management, with reporting to senior management.
- In coordination with the President, Regional Vice Presidents and Division Senior Vice Presidents, review the company's monthly operating results, and bi-weekly labor management calls. Discuss results, and create action plans for success.
- In coordination with external consultants (KPMG), design, implement, and monitor Sarbanes-Oxley 404 controls. First year testing in 2008 resulted in substantial compliance with no exceptions.
- Participation in, creation of, and review of Public SEC filings – 10K / 10Q / MD&A.
- Participation in Disclosure and compliance committees.
- Active participation in conversion of Company's General Ledger system.
- Selection, purchase, implementation, and training on company's Accounts Receivable System (5 month implementation with costs exceeding $1 Million)
- Monitor Company's annual spend on controllable items, and look for cost saving opportunity – i.e. re-negotiation of utility bills, Federal Express, etc.

March 2002 – 2007
Vice President, Operations Finance – Fountain View, Inc.

- Responsible for the development, implementation, training, and on-going review and support of financial policies and procedures for 50 Skilled Nursing Facilities (SNF's).
- Act as a liaison between corporate departments (accounting, finance, Human Resource, and Information Technology) and Divisional, Regional, and Facility operations personnel.

- Act as a liaison between the SNF subsidiary of Fountain View, Inc. and the therapy, pharmacy, and medical supply subsidiaries.
- Review and analysis of monthly financial statements on a Corporate, Divisional, Regional and Facility level.
- Based on review of financial information, determine areas of opportunity for revenue enhancement and expense reduction, and implement follow-through action plans.
- Development, implementation, and training of a budget process.
- Create, implement, monitor and update company policies for all field accounting functions.

June 2001 – January 2002
Division Finance Director – SunBridge Healthcare Corporation

- Responsible for the integrity and overall supervision of all accounting and business office systems (Accounts Payable, Billing and Collections, Payroll, Resident Trust and financial statements) for 32 Skilled Nursing and 6 Behavioral Health facilities
- Review and analysis of monthly financial statements
- Preparation, review and analysis of 2002 operating Budgets on a facility, region, and division level, with operating income nearing $200 Million.
- Direct supervision of 4 Regional Accountants, 2 Collection Specialists, and 4 Medi-Cal eligibility specialists.

September 1997 – June 2001
Regional Accountant – SunBridge Healthcare Corporation

- Responsible for the integrity and overall supervision of all accounting and business office systems (Accounts Payable, Billing and Collections, Payroll, Resident Trust and financial statements) for 9 Skilled Nursing facilities.
- Review and analysis of monthly financial statements.
- Preparation, review, and analysis of budgets on a facility and regional level, with operating income nearing $25 Million
- Direct supervision of Regional Accounting Office composed of 5 accounting individuals, and a dotted-line responsibility of 15 facility-level bookkeepers.
- Audit and review of systems to insure compliance with all state and federal regulations.

September 1996 – September 1997
Controller – Unified Health Services, LLC

- Responsible for of day-to-day operations of 4 Skilled Nursing facilities and direct supervision of Administrators.
- Responsible for the integrity and overall supervision of all accounting and business office systems (Accounts Payable, Billing and Collections, Payroll, Resident Trust and financial statements)
- Preparation, Review and analysis of monthly financial statements.
- Preparation, Review, and analysis of operating budgets on a facility and company level, with operating income nearing $10 Million
- Preparation of Medi-Cal Cost Reports, and compilation and lead schedules necessary for the preparation of Medicare Cost Reports and federal and state tax returns.

- Direct supervision of Corporate Accounting Office staff, Admissions, Transportation, marketing and Staff Development departments.
- Oversight and administration of all employee benefit programs (Section 125 health, dental, life, COBRA, Etc).
- Audit and review of systems to insure compliance with all state And federal regulations.

September 1988 – September 1996
Controller – Redwood Care Centers, Inc.

- Responsible for the integrity and overall supervision of all accounting and business office systems (Accounts Payable, Billing and Collections, Payroll, Cash Management, Resident Trust and financial statements)
- Preparation, Review and analysis of monthly financial statements.
- Preparation, Review, and analysis of operating budgets on a facility and company level, with operating income nearing $10 Million
- Preparation of Medi-Cal Cost Reports, and compilation and lead schedules necessary for the preparation of Medicare Cost Reports and federal and state tax returns.
- Direct supervision of Corporate Accounting Office.
- Oversight and administration of all employee benefit programs (Section 125 health, dental, life, COBRA, Etc).
- Audit and review of systems to insure compliance with all state and federal regulations.
- Day to Day Management of 4 rental properties owned by the company, including advertising, selection of tenants, collections, evictions, repairs, etc.

August 1986 – September 1988
Assistant Controller – Coastal Care Centers, Inc.

- Responsible for assisting the Controller with preparation of Financial Statements and other financial functions for 9 Skilled Nursing facilities, 3 retail stores, restaurant and RV Park, and development company.
- Direct responsibility for processing all Accounts Payable of entities mentioned above.

Computer Experience

- Various Operating Systems - DOS, Windows 95/NT/XP/7/8/10, UNIX
- Network Administration (Windows, Novell)
- Microsoft Applications (Great Plains, GP Designer, FRX, Microsoft Management Reporter, Excel, Word, PowerPoint, Access, Outlook, etc.)
- Some Programming (BASIC, BBX, RPG II,PASCAL,FORTRAN)
- Custom Applications (PCC, Add-On, AHT, Intracare, etc.)

Education	Various Educational and training courses on an ongoing basis Humboldt State University – Arcata, Ca. College of Redwoods – Eureka, Ca.
Memberships	Eureka Rotary Humboldt Timber Heritage Association California Association of Health Facilities Ingomar Club Humboldt Bay & Eureka Model Railroad Club World Wildlife Foundation A.S.C.P.A
References	Available upon request